EXHIBIT 99.1

Large AltiGen Shareholder Reports
Growing Support for its Plan to Reject AltiGen’s Special Meeting Proposals

CHICAGO, IL. – May 19, 2009 – Wanger Investment Management, Inc., which manages the investments of the Wanger Long-Term Opportunity Fund II, LP, one of the largest shareholders of AltiGen Communications, Inc. (NASDAQ: ATGN) (“AltiGen”) with a stake in excess of 11% of the outstanding shares, today reported positive feedback from several fellow AltiGen shareholders regarding its disclosure on Friday that it intends to vote against two proposals put forth by AltiGen’s Board to be voted on at the Special Meeting of Shareholders on May 26, 2009.

“Following my letter to the Board last week, I have heard from fellow shareholders who represent a sizeable portion of AltiGen’s outstanding shares, and I am encouraged and gratified that many of them share the concerns I’ve raised,” said Eric D. Wanger, President and Chief Executive Officer of Wanger Investment Management.  “It is clear that diligent shareholders want to demonstrate that they will no longer rubber stamp the proposals of AltiGen’s entrenched Board leadership and are ready to hold the Board accountable for destroying rather than creating shareholder value.”

In a letter addressed to the AltiGen Board of Directors dated May 15, 2009, Wanger outlined how AltiGen’s Chairman and Chief Executive, Gilbert Hu and other board members have failed to fulfill their fiduciary duty to shareholders and informed the board of his intention to urge other AltiGen shareholders to contact him to share and discuss their concerns.

The full text of the letter is found below:

May 15, 2009

VIA FEDEX

The Board of Directors
AltiGen Communications, Inc.
4555 Cushing Parkway
Fremont, California 94538

Gentlemen:

As one of the largest shareholders of AltiGen Communications, Inc. (“AltiGen” or the “Company”), I have always advocated actions by officers of the Company and the board of directors (the “Board”) that are in the best interests of AltiGen and its shareholders.  Whether acting as a shareholder of AltiGen or as a member of the Board, the foregoing principle has guided my every action.

While I no longer serve on the Board, as a major shareholder with a stake in excess of 11% of the outstanding shares, I remain deeply concerned about the conduct of certain Board members with respect to, among other things, their gross and repeated failure in a number of critical situations to properly discharge their fiduciary duties, the lack of independence and appropriate expertise represented in the composition of the Board, and the Board’s resulting ineffective oversight of AltiGen’s deeply entrenched Chairman and Chief Executive, Gilbert Hu.

Fundamentally, AltiGen is a good business.  It has a legacy of developing leading technology platforms, an attractive installed customer base and talented employees.  It has survived two economic downturns and has great potential for growth.  But that potential has been smothered by fundamental failures of leadership and corporate governance at the Board level.

Since my resignation from the Board I have been contacted by many other shareholders of AltiGen who share my concerns, which include but are not limited to the following:

▪
Two of the three ‘independent’ directors at AltiGen, Mike Mon Yen Tsai and Tacheng Chester Wang, are personal friends of Mr. Hu and own few shares in the Company.  Their interests are not aligned with shareholders, but rather are driven by their personal and outside business relationships with Mr. Hu.  Their designation as independent directors is a sham.

▪
The Board acted irresponsibly, well outside of the bounds of any standards of good corporate governance and fiduciary duty, and put shareholder value at risk when, in January of this year, it temporarily reduced its size from five seats to four in violation of several Nasdaq listing requirements.

▪
Even more troubling, in the months during which AltiGen had only four Board seats, the Board approved executive compensation contracts for Mr. Hu and other members of his management team that include generous change of control provisions.  The four-member Board also adopted a ‘poison pill’ shareholder rights plan, effectively restricting AltiGen’s flexibility to pursue value-creating strategic alternatives.  While the Board has since been expanded back to five seats, its actions during this window further illustrate a pattern of overreaching and manipulating corporate governance to disadvantage shareholders and further entrench Mr. Hu.

Longstanding AltiGen shareholders will recognize that the concerns I have outlined above reflect Mr. Hu’s continued entrenchment and disregard for shareholder value. When Ten Pine submitted a written offer to acquire the Company for $2.03 per share at the end of 2006, representing a substantial shareholder premium even at that time, the Board – led by Mr. Hu and including Mr. Tsai and Mr. Wang – failed to even review or consider the bid, in stark departure from its fiduciary duty.  Since that time, the value of AltiGen’s shares has dropped by more than 63%.  Today, at a 90-day average closing share price of $0.75, AltiGen’s shares continue to trade roughly at par with cash on its balance sheet, reflecting an enterprise value of nearly zero.  The market is speaking volumes about what it thinks of AltiGen’s current leadership, and I believe it is time for AltiGen’s own shareholders to speak up as well.

To that end, I intend to enumerate these concerns publicly and call AltiGen’s shareholders to action:

▪
Specifically, as an immediate and pressing first step, I am advising AltiGen shareholders that I intend to vote “no” on both of the proposals, regarding employee and executive incentives and compensation plans, that have been put forth by the Board for consideration at the Special Meeting of Shareholders, scheduled for May 26, 2009, to send the message that diligent AltiGen shareholders will no longer rubber stamp the proposals of a Board that is clearly entrenched, lacks the expertise necessary to fulfill its corporate governance responsibilities and has failed to execute its fiduciary duty on numerous occasions to the detriment of its shareholders.

▪	Further, I am calling for Mr. Hu to resign from his position as Chairman of the Board and for a new Chairman acceptable to the Company’s largest shareholders to be appointed.

Beyond these immediate actions, I intend to explore all possible additional options for creating value for investors, and I am inviting AltiGen shareholders to contact me via telephone at 312-245-8000 or via e-mail at eric@wangerfunds.com to discuss these matters.

I have no history or agenda as an activist shareholder who seeks to create share price movement simply by agitating for change.  To the contrary, Wanger Investment Management has been dedicated throughout its history to creating and maintaining wealth for its clients through a fundamental approach to long-term investing.   Since at least October 2008, I have repeatedly raised my concerns about these governance issues and their impact on shareholder value with the Board, but my concerns have not been appropriately addressed.  Although I have been advised that there are several courses of action available to shareholders against Mr. Hu, Mr. Tsai and Mr. Wang, I do not believe that taking legal action at this time would be in the best interests of AltiGen shareholders.

I do, however, believe strongly that shareholders need to seek change.

Very truly yours,

/s/ Eric D. Wanger

Eric D. Wanger

ABOUT WANGER INVESTMENT MANAGEMENT
Wanger Investment Management, Inc. is a boutique investment management firm dedicated to creating and maintaining wealth for our clients through a fundamental approach to long-term investing.  For more information please visit our website at http://www.wangerfunds.com.

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